UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended       December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 000-49733

A.	Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.
(Full title of the plan)

Same as below
(Address of the plan, if different from that of the issuer named below)

B.	First Interstate BancSystem, Inc.
(Name of issuer of the securities held pursuant to the plan)

401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918
(Address of issuer’s principal executive office)

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Executive Committee of the
Savings and Profit Sharing Plan
for Employees of First Interstate BancSystem, Inc.
Billings, Montana
We have audited the accompanying statement of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Billings, Montana
June 15, 2006

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments, at fair value
Registered investment companies	$69,977,499	$60,817,271
Employer securities	42,439,820	32,654,535
Participant loans	1,155,934	516,038

	113,573,253	93,987,844

Receivables
Employer’s contributions	600,422	479,584
Employees’ contributions	—	—
Accrued interest on loan payments	—	—
Accrued investment income	—	—

	114,173,675	479,584

Cash	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$114,173,675	$94,467,428

See notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$12,364,976
Dividends	1,117,102
Interest	45,193

13,527,271

Contributions
Employer’s	4,721,548
Participants’	4,533,889
Rollovers	336,232

9,591,669

Total additions	23,118,940

Deductions from net assets attributed to:
Benefits paid to participants	3,412,693

Net increase	19,706,247

Net assets available for benefits:
Beginning of year	94,467,428

End of year	$114,173,675

See notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 1 — DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES
Description of Plan
The following description of the First Interstate BancSystem, Inc. (Company) Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering all employees of the Company’s member banks and affiliates who are classified as regular-status scheduled to work 20 hours or more per week, or, if not classified as regular status have completed 1,000 hours of service in no more than twelve consecutive months. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Elective and Matching Contributions. At initial entry in the Plan Participants are automatically enrolled to contribute four percent of their annual compensation in pre-tax contributions, unless they elect otherwise. Participants may change their elective contribution rate as of any pay period by filing a new election. Such elective contributions are limited to the annual limitation defined in Internal Revenue Code Section 402(g)(1), which was $14,000 for 2005. Participants aged 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.
The Company makes a matching contribution of 125 percent of the first four percent of annual compensation that a participant contributes to the Plan.
Discretionary Contributions. At its discretion, the Company may make a quarterly profit sharing contribution. The Plan also allows for an Applicable Minimum Employer contribution and a Specified Minimum Employer contribution as determined by the Company’s board of directors by appropriate resolution on or before the last day of the Company’s tax year.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of the Company contributions and Plan earnings. Allocations of participant earnings are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
Vesting. Participants are immediately vested in their contributions and any rollover contributions plus allocated earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts and earnings thereon is contingent upon the participant’s date of hire. Employees who were hired before January 1, 2000 and participating in the plan before January 1, 2001 are 100 percent vested in the Company’s matching and profit sharing contributions. Employees who were hired as regular-status working 20 hours or more per week during the fiscal year 2000 and became participants in fiscal year 2001 after completing 1 year of service, as defined, are also 100 percent vested in the Company’s matching and profit sharing contributions. Employees hired in fiscal year 2001 or later are subject to a vesting schedule based on years of service. These participants are 100 percent vested in the Company’s matching and profit sharing contributions after three years of credited service.
Participant loans. Loans are limited to the lesser of (a) 50 percent of the participant’s vested account balance or (b) $50,000, reduced by the excess, if any, of (i) the participant’s highest outstanding loan balance during the previous year, over (ii) the participant’s outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower or (b) five years for all other loans. The loans are secured by the balance in the participant’s account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company’s principal office is then located. Interest rates on the participant loans outstanding at December 31, 2005 ranged from 5.0 percent to 10.5 percent. Principal and interest is paid ratably through biweekly payroll deductions for active employees.
Investment Options. Upon enrollment in the Plan, a participant may direct contributions in a variety of registered investment companies. The most common options as of December 31, 2005 are as follows:
Accessor Balanced Allocation Fund – Funds are divided between equity funds and fixed-income funds in approximate equal proportion.
Accessor Growth Allocation Fund – Funds are invested primarily in equity funds and some fixed-income funds with a target range of approximately 80% and 20%, respectively.
Accessor Aggressive Growth Allocation Fund – Funds are invested in the domestic and international equity markets.
Accessor Growth & Income Allocation Fund – Funds are invested in equity funds and some fixed-income funds with a target range of approximately 60% and 40%, respectively.
Harbor International Fund – Funds are invested primarily in equity securities, principally common and preferred stocks of foreign companies located in Europe, the Pacific Basin and emerging industrialized countries whose economics and political regimes appear more stable and are believed to provide some protection to foreign shareholders.
Fidelity Spartan U.S. Equity Index Fund – Funds are invested primarily in common stocks included in the Standard & Poor’s 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.
Fidelity Spartan Money Market Fund – Funds are invested in U.S. dollar-dominated money market securities of domestic and foreign issuers and repurchase agreements.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
A participant may not contribute to, but may direct transfers from any investment into, the following investment option:
First Interstate BancSystem, Inc. Stock – Funds are invested in First Interstate BancSystem, Inc. stock (Company Stock). A participant’s investment in Company Stock is limited to 50 percent of the participant’s account balance, as defined.
As of December 31, 2005 and 2004, plan assets invested in Company Stock were 37 percent and 35 percent of net assets available for benefits, respectively.
Payment of Benefits. After termination of service due to death, disability, or retirement, a participant with an account balance of more than $5,000 may, on any distribution date following termination, elect to receive either a lump sum distribution of his/her vested account balance or installment payments (annually, quarterly, or monthly) of a specific dollar amount not to exceed 10% of the account balance at the time of election or installment payments over a specified period of time not to exceed the participant’s life expectancy or an installment in an amount equal to the required minimum distribution for the year. Any participant account balance with less than $5,000 is distributed in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his/her account as a lump sum distribution. A participant may elect to receive a hardship distribution, without termination of employment, if he/she qualifies under the hardship withdrawal rules.
Member Employers. Members of the Plan include First Interstate BancSystem, Inc. and the following Subsidiaries:
First Interstate Bank
i_Tech Corporation
FIBCT, LLC
* Commerce Financial, Inc.
* FI Reinsurance, Ltd.
* First Interstate Statutory Trust
* FIB, LLC
* FI Insurance Agency
* Denotes no current employees
Forfeited Accounts. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $171,207 and $163,478, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, $164,666 was used to reduce current employer contributions.
Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and changes in those net assets.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
Use of Estimates
The preparation of financial statements in conformity with standards of the Public Company Accounting Oversight Board (United States) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments in registered investment companies are valued at quoted market prices. Company Stock is valued based on an independent appraisal prepared by Alex Sheshunoff & Co. Investment Banking. The appraised fair market value of a share of Company Stock was $68.00 and $55.50 as of September 30, 2005 and 2004, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Payment of Benefits
Benefits are recorded when paid.
Income Tax Status
The Plan obtained its latest determination letter dated July 2, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 2 – INVESTMENTS
The following presents the individual investments (all participant-directed) that represent 5 percent or more of the Plan assets available for benefits:

	2005		2004
	Number		Number
	of units	Fair Value	of units	Fair Value
Registered investment companies, fair value as determined by quoted market price:
Accessor Balanced Allocation Fund	822,587	$13,070,904	657,470	$10,111,882
Accessor Growth Allocation Fund	712,613	11,494,453	682,866	10,359,085
Accessor Aggressive Growth Allocation Fund	518,561	8,436,986	517,848	7,751,742
Accessor Growth & Income Allocation Fund	447,432	7,145,484	402,870	6,167,941
Harbor International Fund	127,182	6,272,600	96,333	4,113,432

Employer securities, fair value as determined by appraisal:
First Interstate BancSystem, Inc. Stock	624,115	42,439,820	588,370	32,654,535

		$88,860,247		$71,158,617

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,364,976 as follows:

Investments at fair value as determined by quoted market price:
Registered investment companies	$4,974,082

Investments at fair value as determined by appraisal:
Employer securities	7,390,894

$12,364,976

NOTE 3 – ADMINISTRATIVE EXPENSES
First Interstate Financial Services serves as trustee of the Plan. Fidelity Investments Institutional Brokerage Group holds custody of the Plan’s assets. Rocky Mountain Employee Benefits, Inc. performs the recordkeeping for the Plan. The Company pays the administrative fees related to these services performed for the Plan, and the Company pays any other administrative expenses related to the plan.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
NOTE 4 – PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 5 – RELATED PARTY TRANSACTIONS
Fees are charged to the participant for the processing of loans and distributions. These fees totaled $18,136 for the year ended December 31, 2005. These fees are considered customary and reasonable for such services.
Some Plan assets are invested in shares of the common stock of First Interstate BancSystem, Inc. by participant direction. These transactions qualify as party-in-interest.
Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research, which is an affiliate of the plan’s custodian, Fidelity Investments Institutional Brokerage Group. In this custodial capacity, Fidelity has no fiduciary responsibility to the Plan. However, these transactions could qualify as party-in-interest should some change occur in this relationship.
NOTE 6 – PLAN AMENDMENTS
For employees who become eligible to participate in the plan after March 31, 2005, either as a new employee or as a rehired employee, the Plan was amended effective April 1, 2005 to increase the automatic elective deferral rate from one percent to four percent.
Effective April 1, 2005 participants were no longer required to suffer a financial hardship in order to obtain a loan from the Plan. Loans must still comply with all other requirements of the Plan as defined above and in the Plan.
For distributions on or after March 28, 2005 the Plan was amended to provide that any mandatory distribution greater than $1,000 will be distributed in a direct rollover to an individual retirement plan designated by the Plan Administrator if the participant does not elect to have the distribution paid directly to a plan or individual retirement account specified by the participant or does not elect to receive the distribution directly.
Lastly, effective April 1, 2005 the plan was amended to provide that, in the case of any cash withdrawal from the plan, the proceeds for such withdrawal will be funded by a pro rata liquidation of assets from the participant’s vested account balance, including shares of Company stock.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.
SUPPLEMENTARY INFORMATION

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
EIN 81-0331430
PN 003

		(c) Description of investment including maturity
	(b) Identity of issue, Borrower, lessor, or	date, rate of interest, collateral, par or maturity		(e) Current
(a)	similar party	value	(d) Cost	Value
*	First Interstate BancSystem, Inc.	Employer securities, 624,115 common shares	N/A	$42,439,820
	Accessor Capital Management	Balanced Allocation Fund, mutual fund	N/A	13,070,904
	Accessor Capital Management	Growth Allocation Fund, mutual fund	N/A	11,494,453
	Accessor Capital Management	Aggressive Growth Allocation Fund, mutual fund	N/A	8,436,986
	Accessor Capital Management	Growth & Income Allocation Fund, mutual fund	N/A	7,145,484
	Harbor Capital Advisors	Harbor International Fund, mutual fund	N/A	6,272,600
**	Fidelity Management & Research	Spartan U.S. Equity Index Fund, mutual fund	N/A	4,250,721
**	Fidelity Management & Research	Spartan Money Market Fund, mutual fund	N/A	3,299,021
	Accessor Capital Management	Growth Fund, mutual fund	N/A	2,593,862
	Davis Funds	Davis New York Venture, mutual fund	N/A	2,244,494
	Accessor Capital Management	Small to Mid Cap Fund, mutual fund	N/A	2,215,465
	Franklin Templeton Investments	Small-Mid Cap Growth Fund, mutual fund	N/A	1,564,508
	Accessor Capital Management	Value & Income Fund, mutual fund	N/A	1,479,585
	Managers Funds	Managers Special Equity, mutual fund	N/A	1,336,280
	Participant Loans	Interest Rates ranging from 5% to 10.5%	0	1,155,934
**	Fidelity Management & Research	Advisor Equity Growth Fund, mutual fund	N/A	1,068,826
	Vanguard Group	Intermediate Term Treasury Admiral Fund, mutual fund	N/A	812,692
**	Fidelity Management & Research	Spartan Government Income Fund, mutual fund	N/A	707,149
	Accessor Capital Management	Income & Growth Allocation Fund, mutual fund	N/A	651,294
	Scudder Investments	Fixed Income Fund, mutual fund	N/A	540,263
	Accessor Capital Management	Income Allocation Fund, mutual fund	N/A	528,896
	Fidelity Cash Reserves	Money Market Fund	N/A	264,016

				$113,573,253

*	Party-in-interest to the Plan

**	Potential for party-in-interest to the Plan (see notes to financial statements)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

June 23, 2006	/s/ ROBERT A. JONES

Date	Robert A. Jones
Plan Administrator
Savings and Profit Sharing Plan for Employees of
First Interstate BancSystem, Inc.

First Interstate BancSystem, Inc.
EXHIBIT INDEX

Exhibit	Document
23	Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm.
32	Certification of Annual Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.